                                                                OCTOBER 19, 2005

Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, DC 20549-7010

         RE:      REVLON CONSUMER PRODUCTS CORPORATION
                  REGISTRATION STATEMENT ON FORM S-4
                  FILED SEPTEMBER 9, 2005
                  FILE NO. 333-128217

Dear Ms. Long:

         On behalf of our client, Revlon Consumer Products Corporation (the
"Company"), enclosed please find four copies of Amendment No. 1 ("Amendment No.
1") to the Registration Statement on Form S-4 (the "Registration Statement")
which was filed today via EDGAR with the Securities and Exchange Commission (the
"Commission"). Also enclosed are four copies of Amendment No. 1 marked to show changes from the Registration Statement filed with the Commission on September
9, 2005. The changes in Amendment No. 1 include those made in response to the comments of the staff of the Commission (the "Staff") set forth in your letter dated October 6, 2005 (the "Comment Letter").

         Set forth below are the Company's responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the
Comment Letter is reprinted in bold and italics and is followed by the corresponding response of the Company. Unless otherwise indicated, page numbers in the responses refer to pages of Amendment No. 1. Capitalized terms used but not defined herein shall have the meanings ascribed to them in Amendment No. 1.

GENERAL

    1.   IF YOU INTEND TO RELY ON THE POSITION THE STAFF HAS TAKEN IN EXXON
         CAPITAL HOLDINGS CORPORATION (MAY 13, 1988) AND SUBSEQUENT RELATED
         NO-ACTION LETTERS, PLEASE PROVIDE US WITH A SUPPLEMENTAL LETTER STATING
         THAT YOU ARE REGISTERING YOUR EXCHANGE OFFER IN RELIANCE ON OUR
         POSITION CONTAINED IN THESE LETTERS AND INCLUDE THE REPRESENTATIONS
         CONTAINED IN MORGAN STANLEY & CO., INC. (JUNE 5, 1991) AND SHEARMAN &
         STERLING (JULY 2, 1993).

Ms. Pamela A. Long
October 19, 2005

         We acknowledge the Staff's comment and confirm that, prior to the effectiveness, we will provide the Staff with the supplemental letter requested above.

SUMMARY, PAGE 1 (PAGE 1 OF AMENDMENT NO. 1)

    2.   PLEASE MOVE THE SECOND AND THIRD INTRODUCTORY PARAGRAPHS TO A MORE
         APPROPRIATE LOCATION IN YOUR PROSPECTUS.

         In response to the Staff's comment, the second and third introductory paragraphs have been moved to page ii of Amendment No. 1.

    3.   THE INFORMATION IN YOUR SUMMARY IS VERY DETAILED AND LENGTHY AND
         PROVIDES TOO MUCH INFORMATION FOR SUMMARY DISCLOSURE. IN PARTICULAR, WE
         NOTE THE DISCLOSURE IN THE SECTIONS ENTITLED "INVESTMENT HIGHLIGHTS,"
         "OUR PLAN," AND "RECENT DEVELOPMENTS." WE ALSO NOTE THAT MUCH OF YOUR
         REMAINING DISCLOSURE UNDER THE HEADING "OUR COMPANY" REPEATS ENTIRE
         PORTIONS OF THE BUSINESS SECTION. IF YOU BELIEVE THAT SOME OF THIS
         DISCLOSURE IS NECESSARY, PLEASE REDUCE THE DISCLOSURE TO A BULLET POINT
         PRESENTATION, AND BALANCE THE DISCLOSURE WITH THE ASSOCIATED RISKS
         FACING THE COMPANY. THE SUMMARY SHOULD PROVIDE A BRIEF OVERVIEW OF THE
         MOST IMPORTANT ASPECTS OF YOUR BUSINESS AND THE KEY ASPECTS OF YOUR
         OFFERING.

         In response to the Staff's comment, the summary section, which begins on page 1 of Amendment No. 1, has been revised. In addition, in an effort to reduce the summary disclosure to a brief overview of the most important aspects of the Company's business and the key aspects of the offering, certain disclosure was moved to a new section entitled "Investment
    Highlights" on page 45-46 of Amendment No. 1 and to page 50-51 of Amendment
    No. 1 under the "Management's Discussion and Analysis of Financial Condition
    and Results of Operations" section.

RISK FACTORS, PAGE 22 (PAGE 17 OF AMENDMENT NO. 1)

    4.   SOME OF YOUR RISK FACTORS USE LANGUAGE LIKE "WE CANNOT ASSURE" OR
         "THERE CAN BE NO ASSURANCE." PLEASE REVISE THIS LANGUAGE; THE REAL RISK
         IS NOT YOUR INABILITY TO OFFER ASSURANCE, BUT THE CONDITION DESCRIBED.
         PLEASE SEE RISK FACTORS FIVE, SEVEN, NINE, 12, 15, 16, 17, 18, 19 AND
         22.

         In response to the Staff's comment, risk factors five, seven, nine, 12,
15, 16, 17, 18, 19 and 22, which appear on pages 18, 19, 21, 23, 24, 25, 26, 26,
27 and 28 of Amendment No. 1, respectively, have been revised.

    5.   PLEASE INCLUDE RISK FACTOR DISCLOSURE THAT DISCUSSES YOUR HISTORY OF
         NET LOSSES AND THE IMPACT THIS COULD HAVE ON YOUR BUSINESS AND YOUR
         ABILITY TO SERVICE YOUR DEBT.

Ms. Pamela A. Long
October 19, 2005

         In response to the Staff's comment, risk factor disclosure regarding the Company's history of net losses has been added to page 17 of Amendment No.
1.

OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT..., PAGE 22 (PAGE 17 OF
AMENDMENT NO. 1)

6.       PLEASE QUANTIFY YOUR DEBT SERVICE COSTS.

         In response to the Staff's comment, this risk factor, which appears on page 17 of Amendment No. 1, has been revised to quantify the Company's debt service costs.

WE DEPEND ON A LIMITED NUMBER OF CUSTOMERS.... PAGE 29 (PAGE 24 OF AMENDMENT NO.
1)

    7.   PLEASE DISCLOSE, IF TRUE, THAT YOUR MATERIAL CUSTOMERS ARE NOT
         OBLIGATED TO CONTINUE PURCHASING PRODUCTS FROM YOU IN THE FUTURE.

         In response to the Staff's comment, this risk factor, which appears on page 24 of Amendment No. 1, has been revised to disclose that our material customers are not obligated to continue purchasing products from the Company in the future.

IN THE COURSE OF ASSESSING ITS INTERNAL CONTROL OVER FINANCIAL REPORTING...,
PAGE 33 (PAGE 28 OF AMENDMENT NO. 1)

    8.   PLEASE ADDRESS ANY RISKS OF RELYING ON THE FINANCIAL STATEMENTS
         CONTAINED IN YOUR REGISTRATION STATEMENT DUE TO THE MATERIAL WEAKNESS
         IN YOUR INTERNAL CONTROL OVER FINANCIAL REPORTING.

         The Company believes that the financial statements contained in the
Registration Statement are fairly stated and that investors can rely on the financial statements contained in the Registration Statement. In preparing its financial statements as of and for the year ended December 31, 2004, the Company performed additional analyses and other post-closing procedures pertaining to sales return estimates in light of the material weakness in internal control over financial reporting identified in the Company's Annual Report on Form
10-K/A for the year ended December 31, 2004. KPMG LLP, our independent registered public accounting firm, have issued an unqualified audit report on the December 31, 2004 consolidated financial statements and their report contained a statement that they considered the material weakness in internal control over financial reporting in connection with their report. Furthermore, we have implemented controls that we believe have remediated the material weakness identified at December 31, 2004. The third and fourth paragraphs of the risk factor, which appear on pages 28-29 of Amendment No. 1, address this point.
The third paragraph of this risk factor states that the material weakness identified by Revlon, Inc. did not result in a material misstatement of Revlon,
Inc.'s or the Company's consolidated financial statements as of and for the

Ms. Pamela A. Long
October 19, 2005

year ended December 31, 2004, for the interim periods within that year or in
Revlon, Inc.'s or the Company's consolidated financial statements as of and for the three- and six-month periods ended June 30, 2005 and that the reports of
KPMG LLP, Revlon, Inc.'s and the Company's independent registered public accounting firm, dated March 9, 2005 expressed an unqualified opinion on Revlon,
Inc.'s and the Company's consolidated financial statements as of and for the year ended December 31, 2004. Further, the fourth paragraph of this risk factor states that the Company believes that the material weakness has been remediated.
Because of these detailed disclosures in the third and fourth paragraphs of the risk factor, we respectfully believe additional disclosure is not necessary.

MACANDREWS & FORBES HOLDINGS HAS THE POWER TO DIRECT..., PAGE 35 (PAGE 30 OF
AMENDMENT NO. 1)

    9.   PLEASE REVISE THIS RISK FACTOR TO DISCLOSE THE ACTUAL RISK TO AN
         INVESTOR, NAMELY THE RISK THAT YOUR CONTROLLING SECURITY HOLDER COULD
         PREVENT OR FRUSTRATE ANY ATTEMPTS TO EFFECT A TRANSACTION THAT IS IN
         THE BEST INTERESTS OF MINORITY SECURITY HOLDERS.

         In response to the Staff's comment, this risk factor, which appears on page 30 of Amendment No. 1, has been revised. We do note, however, that the
Company is a wholly-owned subsidiary which does not have minority security holders and this Registration Statement is registering debt, not equity, securities.

SELECTED HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA, PAGE 45 (PAGE 41 OF
AMENDMENT NO. 1)

    10.  WE NOTE YOUR DISCLOSURE OF HISTORICAL DEPRECIATION AND AMORTIZATION FOR
         EACH PERIOD FOR WHICH YOU PRESENT A STATEMENT OF OPERATIONS. PLEASE
         RECONCILE FOR US THE AMOUNTS PRESENTED FOR THE SIX MONTHS ENDED JUNE
         30, 2004 AND 2005 WITH THE AMOUNTS REFLECTED ON YOUR UNAUDITED
         CONSOLIDATED STATEMENTS OF CASH FLOWS ON PAGE F-54.

         In response to the Staff's comment, we have revised our disclosure of the amounts of historical depreciation and amortization for the six months ended
June 30, 2004 and 2005 on page 42 of Amendment No. 1 such that the disclosure is now consistent with the amounts presented on our unaudited consolidated statement of cash flows on page F-54 of Amendment No. 1.

    11.  WE NOTE THE PRO FORMA ADJUSTMENTS EXPLAINED IN YOUR FOOTNOTE (H).
         PLEASE PROVIDE US WITH A MORE DETAILED EXPLANATION OF HOW THE PRO FORMA
         2004 REFINANCING TRANSACTIONS RESULT IN A DECREASE IN YOUR AMORTIZATION
         OF DEBT ISSUANCE COSTS FOR THE YEAR ENDED DECEMBER 31, 2004 WHEN
         COMPARED TO YOUR HISTORICAL RESULTS. IN THIS REGARD, WE NOTE THAT YOUR
         PRO FORMA FINANCIAL DATA PRESENTS THESE TRANSACTIONS AS THOUGH THEY HAD
         OCCURRED ON JANUARY 1, 2004.

Ms. Pamela A. Long
October 19, 2005

         The Pro Forma 2004 Refinancing Transactions, which were presented as though they had occurred on January 1, 2004, resulted in a net decrease in amortization of debt issuance costs when compared to our historical results as a result of the combined pro forma effect of the following: (i) the Revlon
Exchange Transactions, which were a combination of debt-for-equity transactions through which the Company reduced debt by approximately $804 million (which resulted in a $0.3 million decrease in amortization of debt issuance costs),
(ii) the refinancing of the Company's 2001 credit agreement with proceeds of borrowings under its 2004 credit agreement (which resulted in a $0.1 million increase in amortization of debt issuance costs) and (iii) the extinguishment of the Company's 12% Senior Secured Notes due 2012 (which resulted in a $1.9 million decrease in amortization of debt issuance costs).

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS..., PAGE
49 (PAGE 47 OF AMENDMENT NO. 1)

DISCLOSURE ABOUT CONTRACTUAL OBLIGATIONS, PAGE 73 (PAGE 72 OF AMENDMENT NO. 1)

    12.  WE NOTE THE DISCLOSURE IN FOOTNOTE (D) OF THE TABLE. PLEASE REVISE TO
         QUANTIFY THE IMPACT OF THE CHANGES ON YOUR CONTRACTUAL OBLIGATIONS. SEE
         INSTRUCTION 7 TO ITEM 303(B) OF REGULATION S-K.

         In response to the Staff's comment, we have revised pages 72-73 of
Amendment No. 1 to quantify the impact of the changes on the Company's contractual obligations.

BUSINESS, PAGE 80 (PAGE 80 OF AMENDMENT NO. 1)

PATENTS, TRADEMARKS AND PROPRIETARY TECHNOLOGY, PAGE 86 (PAGE 86 OF AMENDMENT
NO. 1)

    13.  PLEASE DISCLOSE WHEN YOUR MATERIAL INTELLECTUAL PROPERTY RIGHTS WILL
         TERMINATE.

         The Patents, Trademarks and Proprietary Technology subsection of the
"Business" section, which appears on page 86 of Amendment No. 1 has been revised in response to the Staff's comment.

EXECUTIVE COMPENSATION, PAGE 91 (PAGE 91 OF AMENDMENT NO. 1)

    14.  PLEASE REVISE THE TABLE TO INCLUDE THE COMPENSATION INFORMATION FOR THE
         CEO AND THE FOUR MOST HIGHLY PAID EXECUTIVE OFFICERS OTHER THAN THE
         CHIEF EXECUTIVE OFFICER.

         The Company has provided on pages 91-96 of Amendment No. 1, compensation information as required by Item 402 of Regulation S-K for Jack L.
Stahl (Chief Executive Officer), Thomas E. McGuire (Executive Vice President and
Chief Financial Officer) and Douglas H. Greeff (former Executive Vice
President--Strategic Finance). The Company respectfully submits that, as noted
in footnote (a) to the Summary Compensation Table

Ms. Pamela A. Long
October 19, 2005

on page 91 of Amendment No. 1, during 2004, these individuals were the Company's only executive officers within the meaning of Rule 3b-7 of the Exchange Act.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 105 (PAGE
105 OF AMENDMENT NO. 1)

    15.  IT APPEARS THAT CURRENT MEMBERS OF MANAGEMENT HOLD STOCK OPTIONS THAT
         SHOULD BE REFLECTED IN THE BENEFICIAL OWNERSHIP TABLE. PLEASE ADVISE.

         The Registration Statement has been revised on pages 105-107 of
Amendment No. 1 to provide, pursuant to Item 403(b) of Regulation S-K, information as to the equity securities of Revlon, Inc. (the registrant's parent) beneficially owned by the registrant's directors, named executive officers, and directors and executive officers of the registrant as a group.

DESCRIPTION OF NOTES, PAGE 116 (PAGE 117 OF AMENDMENT NO. 1)

    16.  PLEASE REMOVE THE STATEMENT IN THE FIRST SENTENCE OF THE THIRD
         PARAGRAPH OF THIS SECTION THAT THE DESCRIPTION IS QUALIFIED BY
         REFERENCE TO THE INDENTURE AND NOTES, AS IT IS INCONSISTENT WITH RULE
         411 OF REGULATION C. IN ADDITION, PLEASE CLARIFY THAT THE DESCRIPTION
         SUMMARIZES THE MATERIAL TERMS OF THE INDENTURE AND NOTES.

         In response to the Staff's comment, the relevant sentences in the third paragraph under "Description of Notes", which appear on page 117 of Amendment
No. 1, have been revised.

    17.  PLEASE REVISE THE FOURTH SENTENCE OF THE THIRD PARAGRAPH OF THIS
         SECTION TO REMOVE THE IMPLICATION THAT INVESTORS DO NOT HAVE RIGHTS
         RELATING TO THE DESCRIPTION OF THE NOTES IN YOUR PROSPECTUS.

         In response to the Staff's comment, the relevant sentence in the third paragraph under "Description of Notes", which appears on page 117 of Amendment
No. 1, has been revised.

CERTAIN DEFINITIONS, PAGE 135 (PAGE 136 OF AMENDMENT NO. 1)

    18.  WE NOTE THAT "ISSUE DATE" IS DEFINED AS MARCH 16, 2005. PLEASE REVISE
         THIS SECTION SO THAT IT IS CONSISTENT WITH THE ISSUANCE OF NOTES
         CURRENTLY BEING REGISTERED.

         In response to the Staff's comment, on page 142 of Amendment No. 1 we have changed the defined term "Issue Date" to "Indenture Date" to avoid confusion.

Ms. Pamela A. Long
October 19, 2005

THE EXCHANGE OFFER, PAGE 153 (PAGE 154 OF AMENDMENT NO. 1)

    19.  PLEASE APPLY THE COMMENTS ON THIS SECTION SET FORTH BELOW TO THE
         SECTION ENTITLED "SUMMARY OF THE EXCHANGE OFFER" AND TO EXHIBIT 99.1,
         AS APPROPRIATE.

         The comments to the "The Exchange Offer" section have been applied to the "Summary of the Exchange Offer" section and to Exhibit 99.1, as appropriate.

TERMS OF THE EXCHANGE OFFER: PERIOD FOR TENDERING OLD NOTES, PAGE 154 (PAGE 155
OF AMENDMENT NO. 1)

    20.  WE NOTE THE DISCLOSURE IN THE LAST PARAGRAPH OF THIS SECTION. PLEASE
         ADVISE US AS TO HOW ORAL NOTICE OF ANY EXTENSION IS REASONABLY
         CALCULATED TO REACH REGISTERED HOLDERS OF THE OUTSTANDING NOTES OR
         OTHERWISE SATISFIES THE REQUIREMENTS OF RULE 14E-1(d).

         In response to the Staff's comment, we have revised the disclosure on page 155 of Amendment No. 1 to clarify that, in addition to any oral or written notice of extension given to holders of the Old Notes, the Company will issue a press release or other public announcement, as contemplated by Rule 14e-1(d), if the exchange offer is extended.

    21.  WE NOTE THAT YOU HAVE RESERVED THE RIGHT TO AMEND THE TERMS OF YOUR
         EXCHANGE OFFER. PLEASE REVISE TO INDICATE THAT, IN THE EVENT OF A
         MATERIAL CHANGE IN YOUR EXCHANGE OFFER, INCLUDING THE WAIVER OF A
         MATERIAL CONDITION, YOU WILL EXTEND YOUR EXCHANGE OFFER PERIOD IF
         NECESSARY SO THAT AT LEAST FIVE BUSINESS DAYS REMAIN IN YOUR EXCHANGE
         OFFER FOLLOWING NOTICE OF THE MATERIAL CHANGE.

         In response to the Staff's comment, the last paragraph of this section, which appears on page 155 of Amendment No. 1, and related disclosure throughout
Amendment No. 1, has been revised to so indicate.

PROCEDURE FOR TENDERING OLD NOTES, PAGE 154 (PAGE 155 OF AMENDMENT NO. 1)

    22.  WE NOTE THE DISCLOSURE IN THE THIRD PARAGRAPH THAT YOU HAVE RESERVED
         THE RIGHT TO WAIVE CONDITIONS TO THE EXCHANGE OFFER AFTER THE
         EXPIRATION DATE. PLEASE REVISE TO STATE THAT ALL OFFER CONDITIONS,
         EXCEPT THOSE RELATED TO THE RECEIPT OF GOVERNMENT REGULATORY APPROVALS
         NECESSARY TO CONSUMMATE THE OFFER, MUST BE SATISFIED OR WAIVED PRIOR TO
         THE EXPIRATION OF THE OFFER.

         In response to the Staff's comment, we have revised the disclosure on page 156 of Amendment No. 1, and have similarly revised page 10 of the Letter of
Transmittal.

Ms. Pamela A. Long
October 19, 2005

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES, PAGE 156 (PAGE 157
OF AMENDMENT NO. 1)

    23.  WE NOTE THE DISCLOSURE IN THE FIRST SENTENCE OF THIS SECTION THAT YOU
         WILL ISSUE THE NEW NOTES PROMPTLY AFTER ACCEPTANCE OF THE OLD NOTES.
         RULE 14E-1(C) UNDER THE EXCHANGE ACT REQUIRES THAT YOU EXCHANGE THE
         NOTES "PROMPTLY" UPON EXPIRATION OR TERMINATION OF YOUR EXCHANGE OFFER.
         PLEASE REVISE HERE AND THROUGHOUT YOUR FILING ACCORDINGLY.

         In response to the Staff's comment, we have revised the disclosure on page 157 of Amendment No. 1.

CONDITIONS TO THE EXCHANGE OFFER, PAGE 158 (PAGE 159 OF AMENDMENT NO. 1)

    24.  WE NOTE THAT ONE OF THE CONDITIONS TO YOUR EXCHANGE OFFER IS THAT YOUR
         EXCHANGE OFFER DOES NOT VIOLATE ANY APPLICABLE LAW OR APPLICABLE
         INTERPRETATION OF THE STAFF OF THE SEC. PLEASE CONFIRM YOUR
         UNDERSTANDING THAT "APPLICABLE LAW" AND SEC STAFF INTERPRETATIONS ARE
         NOT REGULATORY APPROVALS, AND THAT CONDITIONS RELATING TO THOSE ITEMS
         MUST BE SATISFIED OR WAIVED PRIOR TO THE EXPIRATION OF YOUR EXCHANGE
         OFFER.

         In response to the Staff's comment, we have revised page 159 of
Amendment No. 1.

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004

GENERAL

    25.  TO THE EXTENT APPLICABLE, PLEASE APPLY ALL COMMENTS ON YOUR FINANCIAL
         STATEMENTS TO THE FINANCIAL STATEMENTS OF REVLON, INC. AND REV HOLDINGS
         LLC.

         We acknowledge the Staff's comment and, if applicable, the Company will apply all comments on its financial statements to the financial statements of
Revlon, Inc. and REV Holdings LLC in future filings.

NOTE 1--SIGNIFICANT ACCOUNTING POLICIES--CASH AND CASH EQUIVALENTS, PAGE F-7

    26.  WE NOTE THAT YOU ARE REQUIRED TO MAINTAIN COMPENSATING BALANCES OF CASH
         TO SUPPORT CERTAIN OF YOUR SHORT-TERM BORROWINGS. WE ALSO NOTE THAT YOU
         REFER TO YOUR CASH EXCLUDING THESE COMPENSATING BALANCES AS
         "UNRESTRICTED" CASH, AND THAT YOUR DISCUSSION OF LIQUIDITY IN MD&A
         REFERS TO THESE COMPENSATING BALANCES AS "RESTRICTED" CASH. PLEASE TELL
         US HOW YOU DETERMINED THAT YOU DID NOT NEED TO SEPARATELY DISCLOSE
         THESE COMPENSATING BALANCES AS RESTRICTED CASH ON THE FACE OF YOUR
         BALANCE SHEET AND IN YOUR CASH FLOW STATEMENT. IF

Ms. Pamela A. Long
October 19, 2005

         APPROPRIATE, PLEASE REVISE YOUR FINANCIAL STATEMENTS ACCORDINGLY WITHIN
         YOUR FORM S-4 AND IN FUTURE FILINGS.

         The Company has considered FRR 203 and Rule 5-02.1 of Regulation S-X with respect to restrictions on cash. The Company's reference to "restricted cash" relates to a compensating balance arrangement that is required by Rule
5-02.1 of Regulation S-X to be described in the notes to the financial statements. Under the Company's compensating balancing arrangement, such funds are not legally restricted as to withdrawal. Accordingly, as required under FRR
203 and Rule 5-02.1 of Regulation S-X, the Company has made footnote disclosure of the determinable amounts at each year-end on pages F-7 and F-13 of Amendment
No. 1. The Company disclosed the required information in footnote 1 ("Cash and
Cash Equivalents") on page F-7 of Amendment No. 1. Therefore, the Company believes that it is in compliance with FRR 203 and Rule 5-02.1 of Regulation S-X and that no change to the financial statements included in the Registration
Statement is necessary. In response to the Staff's comment, the Company has revised its disclosure under "Management's Discussion and Analysis of Financial
Condition and Results of Operations-- Financial Condition, Liquidity and Capital
Resources" on page 63 of Amendment No. 1 to refer to its "liquidity position, excluding cash held in compensating balance accounts" rather than referencing
"restricted cash." In addition, the Company will revise footnote 1 to its
Consolidated Financial Statements in the future to delete the word
"unrestricted" so that, as applicable, the disclosure would read substantially as follows: "In accordance with borrowing arrangements with certain financial institutions, the Company is permitted to borrow against its cash balances. The cash available to the Company is the Company's gross cash position less amounts supporting borrowings under these compensating balance accounts. The cash balance and related borrowings are shown gross in the Company's Consolidated
Balance Sheets. As of December 31, 2005 and 2004, the Company had $XX and $36.2,
respectively, of cash supporting such short-term borrowings."

EXHIBIT 5.01

    27.  THE LEGALITY OPINION MUST OPINE AS TO THE STATE LAW GOVERNING THE
         INDENTURE. WE NOTE THAT YOUR LEGALITY OPINION REFERENCES THE LAWS OF
         THE STATE OF NEW YORK, BUT ONLY TO THE EXTENT THAT COUNSEL DEEMS THEM
         "IN [ITS] EXPERIENCE, [TO BE] NORMALLY APPLICABLE TO TRANSACTIONS OF
         THE TYPE CONTEMPLATED BY THE EXCHANGE OFFER..." WE HAVE THE FOLLOWING
         COMMENTS:

         o  PLEASE HAVE COUNSEL DELETE THE QUALIFICATION "IN OUR EXPERIENCE" AS
            IT IS TOO VAGUE AND INHERENTLY SUBJECTIVE.

         o  PLEASE HAVE COUNSEL DELETE THE QUALIFICATION REGARDING LAWS THAT ARE
            NORMALLY APPLICABLE TO "TRANSACTIONS" AND INSTEAD ADDRESS THOSE LAWS
            APPLICABLE TO THE SECURITIES GOVERNED BY THE INDENTURE. IN THIS
            REGARD, WE NOTE THAT PARAGRAPH (B)(5) TO ITEM 601 OF REGULATION S-K
            REQUIRES AN OPINION OF COUNSEL AS TO THE LEGALITY OF THE SECURITIES
            BEING REGISTERED.

                                       3

Ms. Pamela A. Long
October 19, 2005

         In response to the Staff's comment and in addition to Exhibit 5.1, we have provided the opinion of Robert K. Kretzman, Executive Vice President,
General Counsel, Chief Legal Officer and Secretary of the Company.

EXHIBIT 25.1

    28.  PLEASE ADVISE US AS TO THE AUTHORITY YOU RELIED UPON TO INCLUDE THE
         DISCLAIMER SET FORTH UNDER THE HEADING "NOTE" ON PAGE 3.

         In response to the Staff's comment, the disclaimer under the heading
"Note" on page 3 of the Form T-1 has been deleted.

    29.  WE NOTE THAT THE EXHIBITS INCORPORATED BY REFERENCE ARE NOT FILED AS
         EXHIBITS TO THE REFERENCED REGISTRATION STATEMENT, BUT RATHER ARE
         THEMSELVES INCORPORATED BY REFERENCE TO A PREVIOUSLY FILED REGISTRATION
         STATEMENT. YOU MAY NOT INCORPORATE DOCUMENTS BY REFERENCE THAT ARE
         THEMSELVES INCORPORATED BY REFERENCE. PLEASE REVISE ACCORDINGLY.

         We respectfully note that the exhibits to the Form T-1 are filed as exhibits to Amendment No. 1 to the referenced registration statement, which was filed with the Commission on July 27, 2005. In response to the Staff's comment, page 2 of Exhibit 25.1 has been revised to refer specifically to that filing of the referenced registration statement.

EXHIBIT 99.1

    30.  PLEASE DELETE THE LANGUAGE IN THE LETTER OF TRANSMITTAL REQUIRING THE
         NOTE HOLDER TO ACKNOWLEDGE OR CERTIFY THAT HE/SHE HAS "REVIEWED" THE
         PROSPECTUS.

         In response to the Staff's comment, we have revised page 1 of the
Letter of Transmittal accordingly.

                                     * * * *

Ms. Pamela A. Long
October 19, 2005

         If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at
(212) 735-3497.

                                        Very truly yours,

                                        /s/ Stacy J. Kanter

                                        Stacy J. Kanter

cc: Mr. Robert K. Kretzman,
    Revlon, Inc.